UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                               TMI HOLDINGS, INC.
                          (Exact name of registrant as
                       specified in its corporate charter)



            FLORIDA                 000-30011                 65-0309540
       (State or other             (Commission             (I.R.S. Employer
jurisdiction of incorporation)     File Number)             Identification
                                      No.)


                       3141 W. HALLANDALE BEACH BOULEVARD
                           HALLANDALE, FLORIDA  33009
              (Address of principal executive offices)  (zip code)

                                 (954) 985-8430
              (Registrant's telephone number, including area code)

          (Former name or former address, if changed since last report.)

                               TMI HOLDINGS, INC.
                       3141 W. HALLANDALE BEACH BOULEVARD
                           HALLANDALE, FLORIDA  33009
                                 (954) 985-8430


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

     This Information Statement is being mailed on or about November 11, 2002 to the holders of shares of common stock, par value $0.01 (the "Common Stock") of TMI Holdings, Inc., a Florida corporation ("TMIH" or the "Company"), as of November 6, 2002. You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company's shareholders to fill seats on the Company's Board of Directors (the "Board"). The resignation of the existing directors, and the appointment of new directors, will be effective on the later to occur of (i) 10 days following the mailing of this Information Statement to the TMIH shareholders, or (ii) the Douglas Closing (as hereinafter defined).

     On October 28, 2002, the Company's majority shareholder, Marc Douglas ("Douglas"), entered into a Stock Purchase Agreement (the "Douglas Sale Agreement") with Matthew P. Dwyer ("Dwyer"), which if closed will result in a change of the Company's management, Board of Directors, and ownership.

     Pursuant to the terms of the Douglas Sale Agreement, Douglas has agreed to sell 250,000 shares of the Company's Series A Preferred Stock, representing 100% of the outstanding preferred stock of the Company and 42% of the voting control of the Company (the "Preferred Stock"), to Dwyer. As consideration for the purchase of the Preferred Stock, Dwyer has agreed to execute a promissory note to Douglas in the principal amount of $150,000.00 due 120 days from the Closing (the "Dwyer Note"). The Dwyer Note will be secured by the pledge of certain securities, other than the Company's securities, by Dwyer. The Closing, as defined in the Douglas Sale Agreement (the "Douglas Closing"), will take place upon the satisfaction of certain conditions, including delivery of this Information Statement.

     On November 7, 2002, Dwyer entered into a Stock Purchase Agreement (the "Dwyer Sale Agreement") with William Michael Sessions ("Sessions") and John W. Meyers ("Meyers"), whereby Dwyer agreed to sell the Preferred Stock to Sessions and Meyers. As consideration for the purchase of the Preferred Stock, Sessions and Meyers have agreed to execute a promissory note to Dwyer in the principal amount of $175,000.00 due 120 days from the Closing under the Douglas Sale Agreement (the "Sessions/Meyers Note"). The Closing, as defined in the Dwyer Sale Agreement (the "Dwyer Closing"), will take place upon the satisfaction of certain conditions, including delivery of this Information Statement.

     In accordance with the Douglas Sale Agreement, the following events have occurred or will occur at the Douglas Closing:

- On October 28, 2002, the Board of Directors of the Company exempted the transactions contemplated by the Douglas Sale Agreement from the provisions of
Section  607.0901  and  607.0902  of  the  Florida  Statutes;

- On October 28, 2002 the Board of Directors of TMIH (i) appointed two designees of Dwyer (namely Sessions and Meyers) to the TMIH Board, and (ii) resigned as directors of TMIH, all effective on the later to occur of (i) 10 days following the mailing of this Information Statement to the TMIH shareholders, or (ii) the Douglas Closing.

- Effective as of the Douglas Closing, the Company assigned to Douglas and his affiliates a promissory note in the principal amount of $675,000, plus accrued interest, which sum is a part of the original promissory note in the original principal amount of $1,175,000 made by Thrift Ventures, Inc. to the Company (the "Thrift Note"). Thrift Ventures, Inc. is an entity controlled by Douglas.

- Effective as of the Douglas Closing, the Company entered into a five-year Consulting Agreement with Douglas for an aggregate consulting fee of $500,000, which shall be paid in five equal annual installments of $100,000 each by the Company assigning to Douglas the sum of $100,000 per year, each year, that being the remaining sum due to the Company under the Thrift Note.

- Effective as of the Douglas Closing, Douglas, Douglas Holdings (as hereinafter defined) and Douglas Partnership (as hereinafter defined) cancelled an aggregate of 1,567,167 shares of TMIH common stock, along with all options and warrants to acquire TMIH stock then held by them.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

     As of November 6, 2002, assuming the sale of 250,000 shares of Preferred Stock to Sessions and Meyers as outlined above, there were 250,000 shares of Preferred Stock issued and outstanding. Each share of Preferred Stock entitles the holder to 10 votes per share on each matter which may come before a meeting of the shareholders. The holders of the Preferred Stock control 42% of the total voting securities of the Company.

     As of November 6, 2002, there were 3,463,877 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------
(Prior  to  the  Douglas  Closing  and  the  Dwyer  Closing)
------------------------------------------------------------

     The following table sets forth, as of November 6, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                                         Common Stock
                                                                  Amount and
                                                                  Nature of
                          Name and Address of                     Beneficial        Percent
Title of Class            Beneficial Owner                        Ownership         of Class (1)
--------------            ------------------------------          ------------      ------------
                          Marc Douglas (3)
Common . . . . . . . . .  3141 W. Hallandale Beach Blvd.
Stock. . . . . . . . . .  Hallandale, Florida  33009              2,172,167 (6)        53.4% (5)

                          Jay M. Haft (2)  (4)
Common . . . . . . . . .  3141 W. Hallandale Beach Blvd.
Stock. . . . . . . . . .  Hallandale, Florida  33009                210,000 (7)         5.7%

                          Howard Rothchild (2) (4)
Common . . . . . . . . .  3141 W. Hallandale Beach Blvd.
Stock. . . . . . . . . .  Hallanda, Florida  33009                   87,000 (7)         2.5%

                          Richard Weiner
Common . . . . . . . . .  890 N.W. 115 Aenue
Stock. . . . . . . . . .  Plantation, Florida  33325                552,500 (8)        16.0%
                                                                  -------------     ------------
                          All Officers and Directors
                          as a Group (3 Persons)                  2,469,167            56.6%
                                                                  =============     ============


                                     Series A Preferred Stock

                          Marc Douglas (3)
Series A . . . . . . . .  3141 W. Hallandale Beach Blvd.
Preferred Stock. . . . .  Hallandale, Florida  33009                250,000           100.0% (5)
                                                                  -------------     ------------
                          All Officers and Directors
                          as a Group (1 Person)                     250,000           100.0%
                                                                  =============     ============

(1)     Based  on  3,463,877  shares  of  common  stock  outstanding.

(2)     Indicates  a  Director  of  the  Company.

(3) Mr. Douglas submitted his resignation as an officer and director of TMIH on August 27, 2001. Effective August 1, 2002, Mr. Douglas was designated as the Principal Executive Officer and the Principal Financial and Accounting Officer of TMIH.

(4) Mr. Haft and Mr. Rothchild submitted their resignation as directors of TMIH on October 28, 2002. Their respective resignations will be effective upon the later to occur of (i) 10 days following the mailing of this Information Statement to the TMIH shareholders, or (ii) the Douglas Closing.

(5) The Common Stock votes together with the Preferred Stock on all matters, except as otherwise legally required. The Preferred Stock entitles the holder to 10 votes per share, and the Common Stock entitles the holder to one vote per share. The combined voting power held by Mr. Douglas from both the Series A
Preferred  Stock  and  Common  Stock  is  68.2%.

(6) Of Douglas' total shares, 6,000 shares are held of record by Douglas Family Holdings, Inc. ("Douglas Holdings"), a corporation of which Douglas is the sole shareholder, and 400,000 shares are held of record by Douglas Family Limited Partnership ("Douglas Partnership"), of which Douglas Holdings is the general partner; 105,000 shares are issuable upon exercise of options exercisable within 60 days; and 500,000 shares are issuable upon the exercise of warrants.

(7)     Shares  underlying  options  exercisable  within  60  days.

(8) Includes 35,000 shares held jointly with Elyce Weiner and 10,000 shares held jointly with Matthew Weiner.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------
(After  the  Douglas  Closing  and  the  Dwyer  Closing)
--------------------------------------------------------

     The following table sets forth, as of November 6, 2002, certain information with respect to the Company's equity securities which will be owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group, after giving effect to the transactions contemplated by the Douglas Closing and the Dwyer Closing.


                                      Common Stock
                                                                  Amount and
                                                                  Nature of
                          Name and Address of                     Beneficial        Percent
Title of Class            Beneficial Owner                        Ownership         of Class (1)
--------------            ------------------------------          ------------      ------------

                          Marc Douglas (2)
Common . . . . . . . . .  3141 W. Hallandale Beach Blvd.
Stock. . . . . . . . . .  Hallandale, Florida  33009                    -0-               *

                          Jay M. Haft (3)
Common . . . . . . . . .  3141 W. Hallandale Beach Blvd.
Stock. . . . . . . . . .  Hallandale, Florida  33009                210,000 (6)         10.0%

                          Howard Rothchild (3)
Common . . . . . . . . .  3141 W. Hallandale Beach Blvd.
Stock. . . . . . . . . .  Hallandale, Florida  33009                 87,000 (6)          4.4%

                          William Michael Sessions (4)
Common . . . . . . . . .  4463 Pahee Street, Suite 203-B
Stock. . . . . . . . . .  Lihue, Hawaii  96766                          -0-               *

                          John W. Meyers (4)
Common . . . . . . . . .  4463 Pahee Street, Suite 203-B
Stock. . . . . . . . . .  Lihue, Hawaii  96766                          -0-               *

                          Richard Weiner
Common . . . . . . . . .  890 N.W. 115 Avenue
Stock. . . . . . . . . .  Plantation, Florida 33325                 552,500 (7)         29.1%
                                                                  -------------     ------------
                          All Officers and Directors
                          as a Group (2 Persons)                        -0-               *
                                                                  =============     ============

                                        5

                                       Series A Preferred Stock

                          William Michael Sessions (4)
Series A . . . . . . . .  4463 Pahee Street, Suite 203-B
Preferred Stock. . . . .  Lihue, Hawaii  96766                      125,000             50% (5)

                          John W. Meyers (4)
Series A . . . . . . . .  4463 Pahee Street, Suite 203-B
Preferred Stock. . . . .  Lihue, Hawaii  96766                      125,000             50% (5)
                                                                  -------------     ------------
                          All Officers and Directors
                          as a Group (2 Persons)                    250,000            100%
                                                                  =============     ============

(1)     Based  on  1,896,710  shares  of  common  stock  outstanding.

(2) Mr. Douglas submitted his resignation as an officer and director of TMIH on August 27, 2001. Effective August 1, 2002, Mr. Douglas was designated as the Principal Executive Officer and Principal Financial and Accounting Officer of TMIH.

(3) Mr. Haft and Mr. Rothchild submitted their resignation as an officer and director of TMIH on October 28, 2002. Their respective resignations will be effective upon the later to occur of (i) 10 days following the mailing of this Information Statement to the TMIH shareholders, or (ii) the Douglas Closing.

(4)     Indicates  an  Officer  or  Director  of  the  Company.

(5) The Common Stock votes together with the Preferred Stock on all matters, except as otherwise legally required. The Preferred Stock entitles the holder to 10 votes per share, and the Common Stock entitles the holder to one vote per share. The combined voting power held by each of Mr. Sessions and Mr. Meyers from both the Preferred Stock and Common Stock is 56.9%.

(6)     Shares  underlying  options  exercisable  within  60  days.

(7) Includes 35,000 shares held jointly with Elyce Weiner and 10,000 shares held jointly with Matthew Weiner.

Changes  in  Control
--------------------

     On October 28, 2002, the Company's majority shareholder, Marc Douglas entered into a Stock Purchase Agreement with Matthew P. Dwyer which resulted in a change of the Company's management, Board of Directors, and ownership. On November 7, 2002, Dwyer entered into a Stock Purchase Agreement with William Michael Sessions and John W. Meyers whereby Dwyer sold a controlling interest in the Company to Sessions and Meyers. Both transactions have been described more fully herein.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


Name                            Age    Position(s)
----                            ---    -----------
Marc Douglas (1)                43     Principal Executive Officer and Principal
                                       Financial and  Accounting  Officer
Jay M. Haft (1)                 65     Director
Howard Rothchild (1)            66     Director
William Michael Sessions (2)    53     CEO,  Secretary,  Director
John W. Meyers (2)              35     COO,  Treasurer,  Director

(1)     Outgoing  Officer  or  Director
(2)     Incoming  Officer  and  Director

     WILLIAM MICHAEL SESSIONS will be the CEO, Secretary, and a Director effective on the Closing of the transactions contemplated herein. Mr. Sessions currently serves as the CEO of Kina'Ole Development Corporation, a home developer, where he has served since June 2002 and will continue to serve after taking office with the Company. From July 1996 through October 2002, Mr. Sessions has served as a Mortgage Loan Officer with GMAC Mortgage (July 1996 to May 2002) and American Savings Bank (June 2002 to October 2002). Mr. Sessions also presently serves as the President of Hawaii Habitat for Humanity, a non-profit organization, where he has served since July 2000.

     JOHN W. MEYERS will be the COO, Treasurer, and a Director effective on the Closing of the transactions contemplated herein. Mr. Meyers currently serves as the President of Beach Activities of Kavac, Inc., a retail diving store, where he has served since 1995 and will continue to serve after taking office with the Company. From April 2002 through the present, Mr. Meyers has served as the COO of Kina'Ole Development Corporation. Previously, Mr. Meyers has served as the General Manager of Quality Homes of Kauai, and as the President of Hawaiian Palisade Development.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of Forms 3, 4, and 5, as applicable, Mr. Richard Weiner, one of the Company's shareholders owning more than ten percent of TMIH Common Stock, failed to file a Form 3, to reflect his purchase of shares of TMIH Common Stock. In addition, Messrs Haft and Rothchild failed to file a Form 5 to reflect grants of stock options in fiscal 2001. The Company believes that all of the officers, directors and the remaining persons who own more than ten percent of TMIH's Common Stock were timely filed by such persons. The Company has made the parties to the transactions described herein aware of their filing obligations following each applicable closing.

Board  Meetings  and  Committees
--------------------------------

     During the fiscal year ended December 31, 2001, the Board of Directors met on numerous occasions. All the members of the Board attended the meetings. All written actions taken by the Board were by unanimous consent.

     The Board of Directors has an Audit Committee to review the internal accounting procedures of the Company and to consult with and review the services provided by the Company's independent accountants, [although they have not adopted a formal charter]. Due to the resignation of the existing Directors, and the fact new Directors will be taking office, the Directors that will serve on the Audit Committee have not been determined. The Audit Committee has not held any meetings or taken any action as of the date hereof.

     The Board of Directors has a Compensation Committee to review the compensation paid to officers and directors, including the issuance of stock and stock options, [although they have not adopted a formal charter]. Due to the resignation of the existing Directors, and the fact new Directors will be taking office, the Directors that will serve on the Compensation Committee have not been determined. The Compensation Committee has not held any meetings or taken any action as of the date hereof.

     There  are  no  other  committees  of  the  Board  of  Directors.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Summary  Compensation  Table
----------------------------

     The following table sets forth information with respect to the total compensation earned by, or paid to, the persons serving as the Company's Chief Executive Officer and President, Chief Financial Officer and Vice President (the "Named Executive Officers"), during 2001, 2000 and 1999. No other executive officer of the Company earned total salary and bonus in excess of $100,000 during the fiscal years 2001, 2000 and 1999.



                                                                                           LONG TERM
                                                                                         COMPENSATION
                                                 ANNUAL COMPENSATION                         AWARDS
                                -------------------------------------------------   ------------------------
                                                                                    RESTRICTED   SHARES
                                                                  OTHER ANNUAL      STOCK        UNDERLYING
NAME AND PRINCIPAL POSITION. .  YEAR     SALARY ($)  BONUS ($)    COMPENSATION ($)  AWARDS (#)   OPTIONS (#)
---------------------------     ----     ---------   ---------    ----------------  ----------   -----------

Marc Douglas . . . . . . . . .  2001     286,347           --               --(2)          --           --
President and Chief Executive.  2000     382,130       82,294       167,779(2)(3)          --           --
Officer (1). . . . . . . . . .  1999     380,666       92,241          124,570(2)          --           --

Ileen Little . . . . . . . . .  2001      59,200        7,000                 (5)          --       25,000
Vice President and . . . . . .  2000     136,400        7,000                 (5)          --       20,000
Secretary (4). . . . . . . . .  1999     139,600           --                 (5)          --           --

Stephen L. Wiley . . . . . . .  2001      65,385           --                 (5)          --       25,000
Chief Financial Officer (6). .  2000     133,691           --                 (5)          --           --
                                1999     137,500           --                 (5)          --        5,000

(1) Mr. Douglas resigned as the Company's President and Chief Executive Officer following the sale of the Company's business units on August 27, 2001. Mr. Douglas continues to provide certain administrative assistance to the Company, primarily related to the Company's SEC reporting obligations, but receives no salary or other compensation for those services.

(2) Includes advances amortized into operations as compensation, personal use of a Company car, life insurance payments, and payments in lieu of vacation time.

(3) Reflects the grant of 500,000 restricted shares of the Company's Common Stock, which had a market value of $0.16 per share ($80,000 in the aggregate) on the date of grant. These shares were granted in consideration of the restructuring of Mr. Douglas' employment agreement. This amount does not include the value of warrants to purchase 500,000 shares of common stock granted to Mr. Douglas in connection with his guarantee of the note delivered pursuant to the convertible debenture settlement.

(4) Ms. Little resigned as the Company's Vice President and Secretary following the sale of the Company's business units on August 27, 2001.

(5) Perquisites and other personal benefits paid to the indicated Named Executive Officers for the applicable periods did not exceed 10% of the total of annual salary and bonus reported.

(6) Mr. Wiley resigned as the Company's Chief Financial Officer following the sale of the Company's business units on August 27, 2001.

Stock  Option  Grants  in  Last  Fiscal  Year
---------------------------------------------

     The following table indicates information regarding the options granted to the Named Executive Officers during 2001.


                  NUMBER OF         PERCENT OF TOTAL
                  SECURITIES        OPTIONS GRANTED
                  UNDERLYING        TO EMPLOYEES IN    EXERCISE   EXPIRATION
NAME              OPTIONS GRANTED   FISCAL YEAR        PRICE      DATE
----------------  ---------------   -----------------  ---------  ----------
Marc Doulgas . .               --                --          --          --
Ileen Little . .           25,000              12.8%  $    0.10    08/24/11
Stephen L. Wiley           25,000              12.8%  $    0.10    08/24/11


Stock  Options  Held  At  Year  End
-----------------------------------

     The following table indicates the total number and value of exercisable and unexercisable stock options held by the Company's Named Executive Officers as of December 30, 2001. No options were exercised by the Named Executive Officers during 2001.


                                                        VALUE OF UNEXERCISED
                     NUMBER OF UNEXERCISED              IN-THE-MONEY OPTIONS
                  OPTIONS AT FISCAL YEAR END           AT FISCAL YEAR END (1)
                  ----------------------------      ----------------------------
NAME              EXERCISABLE    UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
----------------  -----------    -------------      -----------    -------------
Marc Douglas . .   105,000(2)         --                 --              --
Ileen Little . .    68,000            --                 --              --
Stephen L. Wiley    58,750            --                 --              --

----------

(1)     Based  on  a  closing  price  on  December  28, 2001 of $0.06 per share.

(2) Effective November 28, 2000, the Company restructured Mr. Douglas' employment agreement. As a result of the restructuring, the Company cancelled stock options to purchase 700,000 shares of common stock previously granted to Mr. Douglas. This amount does not include warrants to purchase 500,000 shares of common stock granted to Mr. Douglas in connection with his guarantee of the note delivered pursuant to the convertible debenture settlement.

     All of the Company's options remained outstanding following the sale of the Company's business units.

Compensation  Committee  Interlocks  and  Insider  Participation
----------------------------------------------------------------

     The Compensation Committee has been responsible for establishing the compensation for the Company's executive officers. Mr. Douglas, the Company's President and a member of the Board prior to his resignation following the sale of the Company's business units, was a member of the Compensation Committee.



Dated:  November 7, 2002           By order of the Board of Directors

                                   /s/  Marc  Douglas
                                   ------------------------------------
                                   Marc Douglas, Principal Executive
                                   Officer and Principal Financial and
                                   Accounting Officer